Exhibit 99.1

PRESS RELEASE

LeddarTech Reports on Participation in CES 2025

Receives Pre-Paid Royalty Payment of US$ 3 Million

QUEBEC CITY, Canada, January 13, 2025 — LeddarTech® Holdings Inc. (“LeddarTech”) (Nasdaq: LDTC), an automotive software company that provides patented disruptive AI-based low-level sensor fusion and perception software technology, LeddarVision™, today announced it has wrapped up its presence at the 2025 Consumer Electronics Show (CES) and achieved key strategic milestones. The culmination of the event demonstrates that the company is poised to deliver exceptional value to its customers.

Driving Innovation Through Strategic Partnerships

With the successful CES 2025 demonstration of LeddarVision Surround (LVS-2+) software utilizing Texas Instruments (“TI”) TDA4VH-Q1 processor, LeddarTech has now received the second advanced royalty payment of US$ 3 million as part of its licensing agreement. This partnership, announced in early December 2024, aims to capitalize on the integration of LeddarTech’s groundbreaking LeddarVision software into TI’s scalable portfolio of processors to create a comprehensive platform for advanced driver assistance systems (ADAS) and autonomous driving (AD) markets. The collaboration signifies a pivotal step forward in delivering cutting-edge solutions to automotive OEMs and Tier 1 suppliers, underscoring LeddarTech’s commitment to innovation and leadership.

Customer and Partner Enthusiasm at CES 2025

At CES 2025 in Las Vegas, LeddarTech showcased its LeddarVision Surround-View (LVS-2+), a state-of-the-art software stack tailored for L2/L2+ highway and city ADAS applications. This breakthrough technology addresses critical challenges the automotive industry faces, setting new benchmarks in safety and performance and enabling automotive manufacturers to cost-effectively meet 5-star NCAP 2025/GSR 2022 requirements.

During the event, LeddarTech conducted in-booth software platform demonstrations, product presentations and high-level meetings with OEMs, Tier 1 suppliers and strategic partners. LeddarTech also conducted multiple live LeddarNavigator demonstrations. During CES 2025, LeddarTech collected customer leads and forged the beginnings of multiple potential new partnerships with significant participants in the automotive industry.

This enthusiastic reception highlights the growing demand for LeddarTech’s AI platform software, which helps its customers develop ADAS and AD solutions to reduce road casualties.

Building Upon a Bright Future

As LeddarTech looks ahead, the company remains steadfast in its vision of transforming mobility. With over 170 patent applications (87 granted) and a legacy of innovation, LeddarTech is uniquely positioned to lead the industry in creating safer, more efficient and sustainable transportation systems.

“2025 marks an exciting new chapter for LeddarTech,” said Frantz Saintellemy, President and CEO of LeddarTech. “Our strategic partnerships, increased customer traction, new products and the overwhelmingly positive market response at CES reaffirm our confidence in the future. We remain committed to delivering exceptional value to our customers and shareholders as we continue to drive the future of mobility.”

PRESS RELEASE

About LeddarTech

A global software company founded in 2007 and headquartered in Quebec City with additional R&D centers in Montreal and Tel Aviv, Israel, LeddarTech develops and provides comprehensive AI-based low-level sensor fusion and perception software solutions that enable the deployment of ADAS, autonomous driving (AD) and parking applications. LeddarTech’s automotive-grade software applies advanced AI and computer vision algorithms to generate accurate 3D models of the environment to achieve better decision making and safer navigation. This high-performance, scalable, cost-effective technology is available to OEMs and Tier 1-2 suppliers to efficiently implement automotive and off-road vehicle ADAS solutions.

LeddarTech is responsible for several remote-sensing innovations, with over 170 patent applications (87 granted) that enhance ADAS, AD and parking capabilities. Better awareness around the vehicle is critical in making global mobility safer, more efficient, sustainable and affordable: this is what drives LeddarTech to seek to become the most widely adopted sensor fusion and perception software solution.

Additional information about LeddarTech is accessible at www.LeddarTech.com and on LinkedIn, Twitter (X), Facebook and YouTube.

Forward-Looking Statements

Certain statements contained in this Press Release may be considered forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (which forward-looking statements also include forward-looking statements and forward-looking information within the meaning of applicable Canadian securities laws), including, but not limited to, statements relating to LeddarTech’s anticipated strategy, future operations, prospects, objectives and financial projections and other financial metrics. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (i) our ability to timely access sufficient capital and financing on favorable terms or at all; (ii) our ability to maintain compliance with our debt covenants, including our ability to enter into any forbearance agreements, waivers or amendments with, or obtain other relief from, our lenders as needed; (iii) our ability to execute on our business model, achieve design wins and generate meaningful revenue; (iv) our ability to successfully commercialize our product offering at scale, whether through the collaboration agreement with Texas Instruments, a collaboration with a Tier 2 supplier or otherwise; (v) changes in our strategy, future operations, financial position, estimated revenues and losses, projected costs, projects, prospects and plans; (vi) changes in general economic and/or industry-specific conditions; (vii) our ability to retain, attract and hire key personnel; (viii) potential adverse changes to relationships with our customers, employees, suppliers or other parties; (ix) legislative, regulatory and economic developments; (x) the outcome of any known and unknown litigation and regulatory proceedings; (xi) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism, outbreak of war or hostilities and any epidemic, pandemic or disease outbreak, as well as management’s response to any of the aforementioned factors; and (xii) other risk factors as detailed from time to time in LeddarTech’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), including the risk factors contained in LeddarTech’s Form 20-F filed with the SEC. The foregoing list of important factors is not exhaustive. Except as required by applicable law, LeddarTech does not undertake any obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

PRESS RELEASE

Contact:

Daniel Aitken, Vice-President, Global Marketing, Communications and Investor Relations, LeddarTech Holdings Inc. Tel.: + 1-418-653-9000 ext. 232 daniel.aitken@LeddarTech.com

●	Investor relations website: investors.LeddarTech.com

●	Investor relations contact: Mike Bishop Mike@BishopIr.com

●	Financial media contact: Dan Brennan, ICR Inc. dan.brennan@icrinc.com

Leddar, LeddarTech, LeddarVision, LeddarSP, VAYADrive, VayaVision and related logos are trademarks or registered trademarks of LeddarTech Holdings Inc. and its subsidiaries. All other brands, product names and marks are or may be trademarks or registered trademarks used to identify products or services of their respective owners.

LeddarTech Holdings Inc. is a public company listed on the Nasdaq under the ticker symbol “LDTC.”

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